ITEM 1 - ORGANIZATION CHART

NAME OF ENERGY OR PERCENTAGE OF

REPORTING GAS RELATED DATE OF STATE OF VOTING NATURE OF

COMPANY COMPANY ORGANIZATION ORGANIZATION SECURITIES HELD BUSINESS

EUA Compression Services Inc.* Energy Related 5/23/97 Massachusetts 100 electro-

technologies

AllQuest Compressor Services,

L.L.C. * Energy Related 5/23/97 Delaware 9.9 electro-

technologies

* EUA Energy Investment Corporation and Phillips Development have agreed to discontinue Allquest

Compression Services, LLC. effective December 31, 1998. Financials statements for EUA Compression Services Inc.

and Allquest are not included in this filing.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

($ in 000's)

COMPANY TYPE OF PRINCIPAL PERSON TO COLLATERAL CONSIDERATION

ISSUING SECURITY AMOUNT OF ISSUE OR COST OF WHOM SECURITY GIVEN WITH RECEIVED FOR

SECURITY ISSUED SECURITY RENEWAL CAPITAL WAS ISSUED SECURITY EACH SECURITY

EUA Energy short term 337 issue 5.72% EUA Compression

Investment notes Services

AMOUNT OF

COMPANY COMPANY CAPITAL

CONTRIBUTING RECEIVING CONTRIBUTION

CAPITAL CAPITAL (000's)

None.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies.

REPORTING ASSOCIATE

COMPANY COMPANY TYPES OF DIRECT INDIRECT TOTAL

RENDERING RECEIVING SERVICES COSTS COSTS COST OF AMOUNT

SERVICES SERVICES RENDERED CHARGED CHARGED CAPITAL BILLED

None.

Part II - Transactions performed by associate companies on behalf of reporting companies.

REPORTING ASSOCIATE

COMPANY COMPANY TYPE OF DIRECT INDIRECT TOTAL

RENDERING RECEIVING SERVICES COSTS COSTS COST OF AMOUNT

SERVICES SERVICES RENDERED CHARGED CHARGED CAPITAL BILLED

EUA Service EUA Compression labor $1224 $1224

Corporation Services, Inc.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

($ IN 000'S)

INVESTMENTS IN ENERGY-RELATED COMPANIES:

TOTAL CONSOLIDATED CAPITALIZATION AS OF 9/30/99 520,493 (line 1)

TOTAL CAPITALIZATION AS MULTIPLIED BY 15% 78,074 (line 2)

(line 1 multiplied by 0.15)

GREATER OF $50 MILLION OR line 2 78,074 (line 3)

TOTAL CURRENT AGGREGATE INVESTMENT:

EUA Compression Services Inc. (Electrotechnologies) 337

TOTAL CURRENT AGGREGATE INVESTMENT 337 (line 4)

DIFFERENCE BETWEEN THE GREATER OF $50 MILLION

OR 15% OF CAPITALIZATION AND THE TOTAL

AGGREGATE INVESTMENT OF THE REGISTERED

HOLDING COMPANY SYSTEM (line 3 less line 4) 77,737 (line 5)

ITEM 5 - OTHER INVESTMENTS

MAJOR LINE OF OTHER INV. OTHER INV REASON FOR

ENERGY-RELATED IN LAST IN THIS DIFFERENCE IN

BUSINESS U-9C-3 REPORT U-9C-3 REPORT OTHER INV.

None.

B. Exhibits

1. Certificate of Notification

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

---------------------------------------------

In the Matter of :

:

EASTERN UTILITIES ASSOCIATES (EUA) :

:

BOSTON, MA : Certificate of

: Notification

: Pursuant to

: Form U-9C-3

:

:

(Public Utility Holding Company Act of 1935):

---------------------------------------------

In accordance with the terms and conditions of Rule 58 under the Public Utility Holding Company Act of 1935, and the Order of

the Commission dated February 14, 1997 Release No. 35-26667 (the "Order"),

the undersigned hereby encloses herewith for filing pursuant to the above-

referenced Order for the period ended September 30, 1999. A copy of this filing has been sent to:

Massachusetts Department of Telecommunications & Energy

100 Cambridge Street

Boston, MA 02202

and

Rhode Island Public Utilities Commission

100 Orange Street

Providence, RI 02903

Very truly yours,

EASTERN UTILITIES ASSOCIATES

By: /s/ Clifford J. Hebert, Jr.

Clifford J. Hebert, Jr.

Treasurer

Date: November 23, 1999